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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 15, 2001

Buhrmann NV
(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F /x/    Form 40-F / /

    (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes / /    No /x/

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

    Enclosure: News Release dated November 15, 2001

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. KOFFRIE Member Executive Board

	By:	/s/ J.P.E. BARBAS Company Secretary

Date: November 15, 2001

Burhman NV Hoogoorddreef 62 1101 BE Amsterdam ZO P.O. Box 23456 1100 DZ Amsterdam ZO The Netherlands
PRESS RELEASE		Telephone +31 (0)20 651 11 11
Date Number	15 November 2001 030	Telefax +31 0(20) 651 10 00 E-mail corpcomm@buhrmann.com Website www.buhrmann.com

RUDI DE BECKER TO BE NOMINATED AS
EXECUTIVE BOARD MEMBER BUHRMANN NV

The Supervisory Board of Buhrmann NV will nominate Rudi de Becker (55) as a member of the Executive Board of the company at the Annual General Meeting of Shareholders, on 2 May 2002. Rudi de Becker, a Belgian national, is currently the President and CEO of Buhrmann's Office Products Europe Division, headquartered in Amsterdam.

Mr. De Becker has been responsible for the overall operational management of Buhrmann's office products operations throughout Europe since Buhrmann's acquisition of the office supplies activities of Samas earlier this year. Before this transaction he was an Executive Board member of the Samas-Groep N.V. as of 1998. Previously he held various senior management positions including those of President of Black & Decker Professional Power Tools and Security Hardware Europe and Vice President at the European headquarters of Rank Xerox.

Mr. De Becker has broad international management experience. He has lived in the U.S. for four years when he was Marketing Manager North America for the Belgian multi-national Bekaert and was a Management Consultant with Booz, Allen & Hamilton (in Paris) and McKinsey (in Brussels and Amsterdam). Mr. De Becker holds a post-graduate degree in Marketing and a Licentiate in Economic Sciences from the Gent University.

Buhrmann CEO Frans Koffrie said: "We are looking forward to welcoming Rudi de Becker as a fellow member of our Executive Board. He plays a key role in the integration of the acquired Samas activities within our Office Products division in Europe. We are extremely pleased that he will continue to lead our European Office Products operations. Rudi's drive and managerial capacities have already contributed significantly to the progress made by our organisation. We are confident that he will succeed in further strengthening and expanding our European Office Products operations and contribute to the continued growth of the Buhrmann Group as a whole."

Buhrmann's Executive Board currently consists of three members: Mr. Frans Koffrie (Chairman), Mr. George Dean and Mr. Floris Waller (CFO). As previously announced, Mr. Mark Hoffmann, President and CEO of Buhrmann's Office Products North America Division, is also nominated to be appointed a member of the Executive Board in next year's Annual General Meeting of Shareholders.

Note to editors

For more information, please contact: Buhrmann Corporate Communications, Ewold de Bruijne Tel. +31 20 651 10 34 or by e-mail: ewold.de.bruijne@buhrmann.com	Analysts can contact: Buhrmann Investor Relations Department, Marina Millington-Ward Tel. +31 20 651 10 42 or by e-mail: marina.millington@buhrmann.com

Profile of Buhrmann

As an international business services and distribution group, Buhrmann is the world's major supplier of office products, paper and graphic systems for the business market. By combining modern internet technology with intelligent logistic processes Buhrmann is able to distribute these products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales.

With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is also the European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates annual sales of about EUR 11.0 billion with approximately 28,000 employees in 30 countries.

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